Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 28, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120/ 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories Announces Commercial Launch of 2DGTM.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS AMIT AGARWAL amita@drreddys.com	Media relationS Usha IYER ushaiyer@drreddys.com

Dr. Reddy’s Laboratories Announces Commercial Launch of 2DGTM

Hyderabad, India, June 28, 2021	For Immediate Release

Hyderabad, India. June 28, 2021 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) today announced the commercial launch of 2-deoxy-D-glucose (2-DG).

Dr. Reddy’s will supply to major Government as well as private hospitals across India. In the initial weeks, the Company will make the drug available in hospitals across metros and Tier 1 cities, and subsequently expand coverage to the rest of India.

2-DG manufactured by Dr. Reddy’s has a purity of 99.5% and is being sold commercially under the brand name 2DGTM. The maximum retail price (MRP) of each sachet has been fixed at Rs. 990, with a subsidized rate offered to Government institutions. Enquiries for 2DGTM can be sent to 2DG@drreddys.com.

2-DG was developed by the Institute of Nuclear Medicine & Allied Sciences (INMAS), a laboratory of the Defence Research and Development Organisation (DRDO), in collaboration with Dr. Reddy’s. 2-DG is an oral drug. It can be administered only upon prescription and under the supervision of a qualified physician to hospitalised moderate to severe COVID-19 patients as an adjunct therapy to the existing standard of care. Emergency use approval for anti-COVID-19 therapeutic application of the drug was granted on May 1, 2021.

Dr. G. Satheesh Reddy, Secretary Department of Defence (R&D) and Chairman, DRDO said: “We are pleased to have worked closely with our long-term industry partner Dr. Reddy's Laboratories, Hyderabad, for testing 2-DG as therapeutic application in treatment of COVID-19 patients. DRDO has been contributing in fight against COVID-19 pandemic with its spin off technologies."

Satish Reddy, Chairman, Dr. Reddy’s said: “2-DG is yet another addition to our COVID-19 portfolio that already covers the full spectrum of mild to moderate and severe conditions and includes a vaccine. We are extremely pleased to have partnered with DRDO in our collective fight against the COVID-19 pandemic.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”